Exhibit 99.1

Neptune Announces Second Quarter Results

Cannabis Production Licencing Process in Final Stages - Phase II Capacity Expansion On Track

Q2 Financial and Operational Highlights for the 3-month period ended September 30, 2018 compared to the 3-month period ended September 30, 20171

  Confirmation of Readiness Letter received from Health Canada on September 17, 2018.
  Submission of Evidence Package to Health Canada on September 19, 2018, which is the final step of the application process prior to the issuance of a Producers Licence.
  Completion of Phase 1 Investment announced on August 14, 2018 making the facility ready and compliant for the extraction and production of cannabis oil.
  Filing of two patent applications for innovative cannabis extraction processes on August 9, 2018.
  Comparable nutraceutical revenues increased 18% to $7.1 million in the current quarter versus revenues of $6.0 million for the three-month period ended September 30, 2017 (excluding krill oil manufacturing business).
  Net loss of $3.1 million versus a net income of $20.0 million in the prior year reflecting investment in cannabis business development in the current quarter, and a gain of $23.9 million realized from the sale of the krill oil business in the comparative quarter.
  Non-IFRS operating loss2 was $1.2 million compared to $0.2 million in the prior year reflecting investment in cannabis business development.
  Cash balance of $20.5 million as at September 30, 2018.

LAVAL, QC, Nov. 13, 2018 /CNW Telbec/ - Neptune Wellness Solutions Inc. ("Neptune" or the "Corporation") (NASDAQ: NEPT) (TSX: NEPT), today announced its financial and operating results for the 3-month period ended September 30, 2018. All amounts are in Canadian dollars.

"We are progressing through the cannabis licensing process with Health Canada, having submitted our Evidence Package. We are at the final stages of this process, and our Sherbrooke facility will begin operations shortly following the receipt of our Producers Licence pursuant to Cannabis Regulation (CR)," stated Jim Hamilton, President and Chief Executive Officer. "Our Phase II capacity expansion is moving ahead on time and is expected to be completed by March 2019, significantly raising our production capability to 200,000 kg of dried cannabis using advanced extraction techniques."

"In the nutraceutical business, we continued to deliver revenue growth during the second quarter, while advancing toward our goal of commercializing our B2B cannabis extraction operations. We remain in a solid financial position with over $20 million in cash and, with supply agreements booked and projected opportunities, our plan remains for our cannabis operations to achieve positive EBITDA within our first year of production," concluded Mr. Hamilton.

_____________________
[1]	Excluding cardiovascular segment.
[2]	See "Caution Regarding Non-IFRS Financial Measures" and "Reconciliation of Segment income (loss) from operating activities before corporate expenses to Adjusted Segment EBITDA (non-IFRS operating segment loss) and net loss to non-IFRS operating loss" which follow.

Financial Results Highlights

Cannabis investments were initiated during the three-month period ended December 31, 2017. Therefore, no cannabis results are included in the comparative results indicated below.

Second Quarter Financial Results

  Revenues increased at $7.1 million for the three-month period ended September 30, 2018, versus adjusted revenues of $6.0 million for the three-month period ended September 30, 2017. Quarterly revenues for 2017 were adjusted to take into account the sale of the krill manufacturing business on August 7, 2017.
  Net loss was $3.1 million for the current quarter, versus a net income of $20.0 million for the three-month period ended September 30, 2017.
  Non-IFRS operating loss1 was $1.2 million for the current quarter, compared to $0.2 million for the three-month period ended September 30, 2017. The variation of $1.0 million is mostly coming from the investment into the Cannabis business.

Year-to-Date Financial Results

  Revenues increased at $12.2 million for the six-month period ended September 30, 2018, versus adjusted revenues of $11.2 million for the six-month period ended September 30, 2017. Revenues for the six-month period ended September 30, 2017 were adjusted to take into account the sale of the krill manufacturing business on August 7, 2017.
  Net loss was $7.2 million for the six-month period ended September 30, 2018, versus a net income of $18.8 million for the six-month period ended September 30, 2017.
  Non-IFRS operating loss1 was $3.5 million for the six-month period ended September 30, 2018, compared to an Adjusted EBITDA1 of $0.5 million for the six-month period ended September 30, 2017. The variation of $3.0 million is mostly coming from the investment into the Cannabis business.

Consolidated Results

On a consolidated basis, until the loss of control on December 27, 2017, the three-month period ended September 30, 2017 includes a Non-IFRS operating loss1 of $3.4 million and a net loss of $4.4 million for Neptune's subsidiary, Acasti, which is actively engaged in clinical studies and research and development. The six-month period ended September 30, 2017 includes a Non-IFRS operating loss1 of $5.5 million and a net loss of $7.2 million for Acasti.

Cash and cash equivalents, including $2.4 million of short-term investments, were $20.5 million as at September 30, 2018.

_____________________
[1]	See "Caution Regarding Non-IFRS Financial Measures" and "Reconciliation of Segment income (loss) from operating activities before corporate expenses to Adjusted Segment EBITDA (non-IFRS operating segment loss) and net loss to non-IFRS operating loss" which follow.

Caution Regarding Non-IFRS Financial Measures
The Corporation uses two adjusted financial measures, Adjusted Segment Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) called non-IFRS operating segment loss when a segment is in a loss position, and Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) called non-IFRS operating loss when the Corporation is in a loss position, to assess its operating performance. These non-IFRS financial measures are directly derived from the Corporation's financial statements and are presented in a consistent manner. The Corporation uses these measures for the purposes of evaluating its historical and prospective financial performance, as well as its performance relative to competitors. These measures also help the Corporation to plan and forecast for future periods as well as to make operational and strategic decisions. The Corporation believes that providing this information to investors, in addition to IFRS measures, allows them to see the Corporation's results through the eyes of management, and to better understand its historical and future financial performance.

Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. The Corporation uses Adjusted Segment EBITDA (or non-IFRS operating segment loss when in a loss position) and Adjusted EBITDA (or non-IFRS operating loss when in a loss position) to measure its performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because the Corporation believes it provides meaningful information on the Corporation's financial condition and operating results. Neptune's method for calculating Adjusted Segment EBITDA (or non-IFRS operating segment loss) and Adjusted EBITDA (or non-IFRS operating loss) may differ from that used by other corporations.

Neptune obtains its Adjusted Segment EBITDA (or non-IFRS operating segment loss) measurement by adding depreciation and amortization and stock-based compensation to segment income (loss) from operating activities before corporate expenses. Neptune obtains its Adjusted EBITDA (or non-IFRS operating loss) measurement by adding to net income (loss), net finance costs, depreciation and amortization, income tax expense and by subtracting income tax recovery. Other items such as stock-based compensation, impairment loss on inventories, other income – net gain on sale of assets and legal fees related to royalty settlements that do not impact core operating performance of the Corporation are excluded from the calculation as they may vary significantly from one period to another. Excluding these items does not imply they are non-recurring.

Conference Call Details
Neptune will be holding a conference call on November 13, 2018, at 5:00 PM (EST) to discuss its second quarter results for the three months period ended September 30, 2018.

Date:	Tuesday, November 13, 2018

Time:	5:00 PM Eastern Standard Time

Call:	1-888-231-8191

Conference ID:	5897581

Webcast:	A live webcast and presentation of the results can be accessed at: http://neptunecorp.com/en/investors/events-and-presentations/

A replay of the call will be available for replay shortly after the call's completion, until December 13, 2018. The replay can be accessed online in the Investors section of Neptune's website under Investor Events and Presentations. It is also under this section that you will find the archive of the webcast, along with its accompanying presentation.

About Neptune Wellness Solutions Inc.
Neptune is a health and wellness products company, with more than 50 years of combined experience in extraction, purification and formulation of value-added differentiated science-based products. Currently, the Company develops turnkey nutrition product solutions available in various unique delivery forms, offers specialty ingredients such as MaxSimil®, a patented ingredient that enhances the absorption of lipid-based nutraceuticals, and a variety of other marine and seed oils. Leveraging its scientific, technological and innovative expertise, Neptune is preparing to commence production of products for legal cannabis markets.

The Company's head office is located in Laval, Quebec.

Forward Looking Statements
Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," "should," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Forward-looking information in this press release includes, but is not limited to, information or statements about our ability to successfully develop, produce, supply, promote or generate any revenue from the sale of any cannabis-based products in the legal cannabis market.

The forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Neptune's latest Annual Information Form (the "AIF"), which also forms part of Neptune's latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune's website at www.neptunecorp.com. All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors".

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

Reconciliation of Segment income (loss) from operating activities before corporate expenses to Adjusted Segment EBITDA[1] (non-IFRS operating segment loss)[1] and net loss to non-IFRS operating loss[1]
(Expressed in thousands of dollars)

Three-month period ended September 30, 2018
	Nutraceutical	Cannabis	Corporate	Total
	$	$	$	$
Total revenues	7,071	–		7,071
Gross margin	2,357	–		2,357

R&D expenses, net of tax credits and grants	(99)	(1,590)		(1,689)
SG&A expenses	(1,095)	(479)		(1,574)
Segment income (loss) from operating activities before corporate expenses	1,163	(2,069)		(906)

Unallocated costs:
Corporate general and administrative expenses			(1,915)	(1,915)
Net finance costs			(54)	(54)
Income tax expense			(175)	(175)
Net loss				(3,050)

Adjusted Segment EBITDA[1] (non-IFRS operating segment loss)[1] calculation
Segment income (loss) from operating activities before corporate expenses	1,163	(2,069)
Add:
Depreciation and amortization	188	495
Stock-based compensation	114	256
Adjusted Segment EBITDA[1] (non-IFRS operating segment loss)[1]	1,465	(1,318)

Non-IFRS operating loss[1] calculation
Net loss				(3,050)
Add (deduct):
Depreciation and amortization				734
Net finance costs				54
Stock-based compensation				859
Income tax expense				175
Non-IFRS operating loss[1]				(1,228)

_____________________
[1]	See "Caution Regarding Non-IFRS Financial Measures".

Reconciliation of Segment income (loss) from operating activities before corporate expenses to Adjusted Segment EBITDA[1] (non-IFRS operating segment loss)[1] and net income to non-IFRS operating loss[1]
(Expressed in thousands of dollars)

Three-month period ended September 30, 2017
	Nutraceutical	Cardiovascular	Corporate	Inter- segment eliminations	Total
	$	$	$	$	$
Total revenues	6,795	–		–	6,795
Gross margin	408	–		–	408

R&D expenses, net of tax credits and grants	(345)	(3,349)		581	(3,113)
SG&A expenses	(1,580)	(1,037)		–	(2,617)
Other income - net gain on sale of assets	23,871	–		–	23,871
Segment income (loss) from operating activities before corporate expenses	22,354	(4,386)		581	18,549

Unallocated costs:
Corporate general and administrative expenses			(1,396)		(1,396)
Net finance costs			(1,029)		(1,029)
Income tax expense			(7)		(7)
Net income					16,117

Adjusted Segment EBITDA[1] (non-IFRS operating segment loss)[1] calculation
Segment income (loss) from operating activities before corporate expenses	22,354	(4,386)		581
Add:
Depreciation and amortization	711	667		(581)
Stock-based compensation	85	295		–
Impairment loss on inventories	1,719	–		–
Other income - net gain on sale of assets	(23,871)	–		–
Adjusted Segment EBITDA[1] (non-IFRS operating segment loss)[1]	998	(3,424)		–

Non-IFRS operating loss[1] calculation
Net income					16,117
Add (deduct):
Depreciation and amortization					895
Net finance costs					1,029
Stock-based compensation					516
Impairment loss on inventories					1,719
Other income - net gain on sale of assets					(23,871)
Income tax expense					7
Non-IFRS operating loss[1]					(3,588)
_____________________

[1]	See "Caution Regarding Non-IFRS Financial Measures".

Reconciliation of Segment income (loss) from operating activities before corporate expenses to Adjusted Segment EBITDA[1] (non-IFRS operating segment loss)[1] and net loss to non-IFRS operating loss[1]
(Expressed in thousands of dollars)

Six-month period ended September 30, 2018
	Nutraceutical	Cannabis	Corporate	Total
	$	$	$	$
Total revenues	12,240	–		12,240
Gross margin	3,851	–		3,851

R&D expenses, net of tax credits and grants	(186)	(3,179)		(3,365)
SG&A expenses	(2,183)	(976)		(3,159)
Segment income (loss) from operating activities before corporate expenses	1,482	(4,155)		(2,673)

Unallocated costs:
Corporate general and administrative expenses			(4,183)	(4,183)
Net finance costs			(202)	(202)
Income tax expense			(92)	(92)
Net loss				(7,150)

Adjusted Segment EBITDA[1] (non-IFRS operating segment loss)[1] calculation
Segment income (loss) from operating activities before corporate expenses	1,482	(4,155)
Add:
Depreciation and amortization	374	1,011
Stock-based compensation	244	524
Adjusted Segment EBITDA[1] (non-IFRS operating segment loss)[1]	2,100	(2,620)

Non-IFRS operating loss[1] calculation
Net loss				(7,150)
Add (deduct):
Depreciation and amortization				1,488
Net finance costs				202
Stock-based compensation				1,884
Income tax expense				92
Non-IFRS operating loss[1]				(3,484)

Total assets[3]	24,206	45,797	28,338	98,341
Cash, cash equivalents, short-term investment and restricted short-term investment	2,394	–	18,070	20,464
Working capital[2]	3,172	(1,093)	17,126	19,205
________________

[1]	See "Caution Regarding Non-IFRS Financial Measures".
[2]	The working capital is presented for information purposes only and represents a measurement of the Corporation's short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS, the results may not be comparable to similar measurements presented by other public companies.
[3]	The corporate reportable segment assets include the investment in Acasti.

Reconciliation of Segment income (loss) from operating activities before corporate expenses to Adjusted Segment EBITDA[1] (non-IFRS operating segment loss)[1] and net income to non-IFRS operating loss[1]
(Expressed in thousands of dollars)

Six-month period ended September 30, 2017
	Nutraceutical	Cardiovascular	Corporate	Inter- segment eliminations	Total
	$	$	$	$	$
Total revenues	13,326	–		–	13,326
Gross margin	2,851	–		–	2,851

R&D expenses, net of tax credits and grants	(737)	(5,331)		1,161	(4,907)
SG&A expenses	(2,837)	(1,853)		–	(4,690)
Other income - net gain on sale of assets	23,871	–		–	23,871
Segment income (loss) from operating activities before corporate expenses	23,148	(7,184)		1,161	17,125

Unallocated costs:
Corporate general and administrative expenses			(2,960)		(2,960)
Net finance costs			(1,428)		(1,428)
Income tax recovery			13		13
Net income					12,750

Adjusted Segment EBITDA[1] (non-IFRS operating segment loss)[1] calculation
Segment income (loss) from operating activities before corporate expenses	23,148	(7,184)		1,161
Add:
Depreciation and amortization	1,444	1,335		(1,161)
Stock-based compensation	154	331		–
Impairment loss on inventories	1,719	–		–
Other income - net gain on sale of assets	(23,871)	–		–
Adjusted Segment EBITDA[1] (non-IFRS operating segment loss)[1]	2,594	(5,518)		–

Non-IFRS operating loss[1] calculation
Net income					12,750
Add (deduct):
Depreciation and amortization					1,922
Net finance costs					1,428
Stock-based compensation					913
Impairment loss on inventories					1,719
Other income - net gain on sale of assets					(23,871)
Legal fees related to royalty settlements					91
Income tax recovery					(13)
Non-IFRS operating loss[1]					(5,061)

Total assets	66,118	19,758	33,290	(11,294)	107,872
Cash, cash equivalents and restricted short-term investments	2,475	5,329	31,796	–	39,600
Working capital[2]	2,068	2,461	30,817	1	35,347
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[1]	See "Caution Regarding Non-IFRS Financial Measures".
[2]	The working capital is presented for information purposes only and represents a measurement of the Corporation's short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS, the results may not be comparable to similar measurements presented by other public companies.

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For further information: Neptune Wellness Solutions, Mario Paradis, VP & CFO, Neptune, 1.450.687.2262 x236, m.paradis@neptunecorp.com; Investor Relations Contact (Canada), Pierre Boucher, MaisonBrison, 1.514.731.0000, pierre@maisonbrison.com; Investor Relations Contact (U.S.), Carolyn Capaccio / Jody Burfening, LHA, 1.212.838.3777, ccapaccio@lhai.com; Caroline Lavoie, Director Corporate Affairs, Neptune, 1.450.687.2262 x254, c.lavoie@neptunecorp.com

CO: Neptune Wellness Solutions Inc.

CNW 16:00e 13-NOV-18